

September 29, 2010

Via Fax & U.S. Mail

Mr. Rowland W. Day
Chief Executive Officer
Websafety, Inc.
1 Hampshire Court
Newport Beach, CA 92660

> **Re: Websafety, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 14, 2009**
> **File No. 333-140378**

Dear Mr. Day:

We issued comments to you on the above captioned filing on September 10, 2010. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 14, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 14, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief